Exhibit 99.1

Primech AI Showcases HYTRON at Aramark Facilities Innovation Forum, Accelerating U.S. Expansion

SINGAPORE, October 22, 2025 – Primech Holdings Ltd. (Nasdaq: PMEC) (“Primech” or the “Company”), a leader in AI-powered hygienic robotics, announced its participation in the Aramark Facilities Innovation Forum in Warren, Michigan. Primech was invited to join a select group of companies presenting technologies chosen for their ability to drive measurable improvements in facility operations. The forum convened Aramark’s senior executives, operational leaders, and decision-makers from across multiple business units to review innovations capable of advancing efficiency, sustainability, and cost performance. For Primech, the invitation reflects growing recognition of HYTRON as a mission-critical solution for enterprise facility management and underscores the Company’s expanding footprint in the U.S. market.

At the forum, Primech presented the cutting-edge design and capabilities of HYTRON, its fully autonomous restroom cleaning robot. HYTRON is engineered to address one of the most persistent challenges in facility management—maintaining hygiene standards in high-traffic restrooms—while reducing costs and labor pressures. Equipped with AI-driven navigation, precision hygiene mechanisms, and eco-friendly electrolyzed water technology, HYTRON delivers consistent, measurable results that improve operational efficiency, protect brand reputation, and align with sustainability and wellness goals. Independent testing recently showed that HYTRON achieves over 99% bacterial reduction. For large-scale service providers, HYTRON represents not just a technological upgrade, but a scalable solution that unlocks cost efficiencies, labor reallocation opportunities, and sustainability benefits that directly impact enterprise profitability and compliance.

“Being invited to participate in the Aramark Facilities Innovation Forum underscores the market validation Primech is achieving with HYTRON,” said Ken Ho, Chairman and CEO of Primech Holdings. “We view this as a defining milestone in our U.S. expansion, signaling real traction with enterprise-level decision-makers. Leading organizations are actively seeking solutions that reduce labor dependency, improve hygiene outcomes, and advance sustainability and wellness. HYTRON delivers on all four, and we believe this positions Primech to capture significant growth opportunities and drive sustained shareholder value.”

Primech’s participation in the Aramark Facilities Innovation Forum aligns directly with the Company’s Robotics-as-a-Service (RaaS) model, which removes upfront cost barriers for clients while generating recurring, predictable revenue streams. By engaging directly with enterprise leaders on the future of facility operations, Primech is advancing its U.S. market entry and strengthening its position as a global innovator in hygiene automation. The Company believes that exposure at events such as the Aramark Facilities Innovation Forum not only accelerates adoption opportunities but also reinforces Primech’s long-term strategy to deliver scalable solutions that set new standards in facility management while generating lasting shareholder returns.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com